November 15, 2004


By EDGAR and Federal Express


Abby Adams, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         RE:      Schedule  TO/13E-3 of BCM Acquisition  Corp. filed October 13,
                  2004

Dear Ms. Adams:

On behalf of BCM Acquisition Corp. and its shareholders, Buck A. Mickel, Charles
C. Mickel and Minor Mickel Shaw (the "Mickel siblings"), we are responding to the comments received from the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") with respect to the captioned filing in a letter dated October 29, 2004. BCM and the Mickel siblings have today filed with the Commission Amendment No. 1 to the Schedule TO/13E-3 with a revised Offer to Purchase only for the Commission's review. For your convenience, we are sending you a hard copy of this letter, the Schedule TO/13e-3 amendment and a blacklined copy of the Offer to Purchase by Federal Express.

We have reproduced the text of the comments below, followed by our clients' responses, which we have been authorized to make on their behalf. All references to page numbers and captions correspond to the revised Offer to Purchase, unless otherwise specified.

OFFER TO PURCHASE

1. PLEASE CONFIRM THAT THE TENDER OFFER WILL BE OPEN FOR AT LEAST TWENTY FULL BUSINESS DAYS AS REQUIRED BY RULE 14E-1(A). BECAUSE THE OFFER EXPIRES AT 5:00 P.M. INSTEAD OF MIDNIGHT ON WHAT MAY ULTIMATELY BE THE TWENTIETH BUSINESS DAY FOLLOWING COMMENCEMENT OF THE EXCHANGE OFFER, IT IS UNCLEAR WHETHER THE OFFER WILL BE OPEN FOR THE FULL TWENTY BUSINESS DAYS. SEE QUESTION AND ANSWER EIGHT IN EXCHANGE ACT RELEASE NO. 16623 (MARCH 5, 1980).

         Response: We confirm that the tender offer will be open for at least twenty full business days. If the Offer to Purchase and related documents circulated to shareholders continue to refer to 5:00 p.m., it will be 5:00 p.m. on the twenty-first business day, with the aim of saving money by avoiding additional fees for late-night services on the twentieth business day.

2. WE NOTE THAT YOU MAY WAIVE THE MINIMUM CONDITION. AS IT APPEARS THAT THE MINIMUM CONDITION IS A MATERIAL CONDITION TO THE OFFER, THE WAIVER OF THE MINIMUM CONDITION WOULD BE A MATERIAL CHANGE REQUIRING THAT AT LEAST FIVE BUSINESS DAYS REMAIN IN THE OFFER AFTER THE ANNOUNCEMENT OF THE WAIVER. PLEASE CONFIRM YOUR INTENT TO EXTEND THE OFFER, AS NECESSARY, SO THAT AT LEAST FIVE BUSINESS DAYS REMAIN AFTER
         DISSEMINATION OF THIS MATERIAL CHANGE TO THE OFFER. WE NOTE THE DISCLOSURE ON PAGE 20.


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Securities and Exchange Commission
November 15, 2004


         Response: We confirm that BCM and the Mickel siblings will extend the offer by at least five business days after any waiver of the "minimum tender condition" or any other material change to the offer has been disseminated.

3.       WE NOTE THE FOLLOWING FACTS:

         o THE MICKEL SIBLINGS BENEFICIALLY OWN 76% OF THE COMPANY AND TWO OF THEM ARE OFFICERS AND DIRECTORS OF RSI.

         o THE MICKEL SIBLINGS AND RSI'S BOARD BEGAN CONSIDERING A GOING-PRIVATE TRANSACTION IN LATE 2003.

         o        THE PARTIES HAD  CONSIDERED  PREVIOUSLY A MERGER  TRANSACTION.
                  THE COMPANY ESTABLISHED A SPECIAL COMMITTEE AND THE SPECIAL COMMITTEE HIRED A FINANCIAL ADVISOR TO PROVIDE A FAIRNESS OPINION.

         o TWO OF THE MICKEL SIBLINGS SERVE ON THE FIVE-MEMBER BOARD OF DIRECTORS OF RSI, AND AT LEAST TWO ADDITIONAL DIRECTORS WILL BE DIRECTORS OF THE SURVIVING ENTITY IF THE TRANSACTIONS ARE COMPLETED.

         o        ONE OF THESE  DIRECTORS IS ALSO THE  SECRETARY  AND CFO OF THE
                  COMPANY AND WILL CONTINUE TO BE SECRETARY AND CFO OF THE COMPANY IF THE TRANSACTION IS SUCCESSFUL.

         o        RSI  WILL  INCUR  $90,524  IN  FEES  AND  EXPENSES,  INCLUDING
                  PRINTING  AND  MAILING   COSTS,   IN   CONNECTION   WITH  THIS
                  TRANSACTION.

         IT APPEARS THAT RSI MAY BE ENGAGED IN THIS TRANSACTION AND THEREFORE REQUIRED TO FILE A SCHEDULE 13E-3. SEE RULE 13E-3(B)(2). PLEASE PROVIDE US YOUR ANALYSIS IN THIS REGARD. IN DOING SO, PLEASE ADVISE US WHETHER THE EMPLOYMENT OR COMPENSATION AGREEMENTS WITH ANY OF THE OFFICERS AND DIRECTORS WILL CHANGE AS A RESULT OF THE TRANSACTION.

         Response: We do not believe that RSI is engaged in this transaction for purposes of Rule 13e-3(b)(2). Because the Mickel siblings are supermajority shareholders of RSI, they have the power to effect business strategies, including going private, without the need for corporate board approval. We do not, however, believe that this power to effectuate a going private transaction, without more, means that the Mickel siblings' action should be attributed to the corporation itself. In this instance, each decision with respect to the transaction - for instance, determining a price and proposing a going-private merger and, subsequently, a going-private tender offer - has been a Mickel sibling decision and not a decision of the RSI board of directors. The RSI Board's decisions to establish a special committee and to commission a fairness study came in response to the merger proposal made by the Mickel siblings.

         The two board members who are not Mickels or employed by RSI, one of whom is now deceased, considered a going private transaction as an option for RSI in their capacity as board members and agreed to serve

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Securities and Exchange Commission
November 15, 2004

         as members of a special committee of independent directors to evaluate a going-private merger from the perspective of unaffiliated shareholders. However, they have never issued a recommendation to shareholders with respect to any going-private transaction. In addition, because three of the four current board members have conflicts of interest with respect to the tender offer, it is unlikely that the board will be able to take a position with respect to the tender offer. Accordingly, RSI's board of directors has not endorsed any Rule 13e-3 transaction, and it is unlikely that it will do so.

         Question K.2 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001) indicates that a target is "engaged" in a Rule 13e-3 tender offer transaction if it "merely recommends" the transaction to the company's shareholders. This suggests that remaining uninvolved in the transaction as a corporate entity, including not taking a position in favor of the transaction, weighs against a conclusion that the target is so "engaged". Similarly, Illustration 2 of Question 5 in Exchange Act Release No. 34-17710 provides that a tender offer by a 60% shareholder does not, in itself, lead to the conclusion that the target company is "engaged" in the transaction. This guidance suggests that majority ownership by an offeror, in the absence of any endorsement of a 13e-3 going private transaction by the target company's board of directors does not lead to a conclusion that the target company is "engaged" in the transaction.

         RSI does not have employment agreements or formal compensation arrangements with its officers or directors. The Mickels expect that BCM will offer compensation to its officers and directors equivalent to what they currently receive from RSI. There is a continuity of management and board membership from RSI to BCM because the company is remaining the same, except for the change in ownership pursuant to the proposed transaction. Also, we note that the $90,524 in fees will be paid by BCM and not by RSI; as clarified in the response to Question 29 below, RSI's only expenses will be a $17,000 fee for the fairness opinion engaged by RSI's board of directors on behalf of the unaffiliated shareholders and a $755 expense in connection with issuing a press release to announce the proposed going private transaction (then structured as a merger) on August 17, 2004.

         We believe that the tender offer, the going private strategy, and employment and compensatory arrangements for BCM are fundamentally decisions by the Mickel siblings, and not by RSI as a corporate entity. Accordingly, we believe that RSI is not "engaged" in the tender offer transaction for purposes of Rule 13E-3.

4. REVISE TO PROVIDE A DETAIL OF THE COST SAVINGS EXPECTED AS A RESULT OF THIS TRANSACTION. FOR EXAMPLE, ON PAGE 10 YOU DISCLOSE THAT RSI INCURRED $45,435 IN "PUBLIC-COMPANY-RELATED EXPENSES" FOR THE MOST RECENT FISCAL YEAR AND THAT THESE EXPENSES ARE ESTIMATED TO BE $107,200 FOR THE NEXT FISCAL YEAR, AND THAT, IF THE COMPANY GOES PRIVATE, IT HAS A PROJECTED SAVINGS OF $109,200. PLEASE PROVIDE A BREAKDOWN OF THESE EXPENSES AND EXPLAIN WHICH OF THE VARIOUS EXPENSES WILL CONTINUE TO BE INCURRED IF THE TRANSACTIONS ARE CONSUMMATED.

         Response: We have revised the disclosure on page 19 of the blackline to provide detail about the actual public-company related expenses for fiscal 2003-4 and the projected expenses for 2002-3. We have also

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Securities and Exchange Commission
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         clarified  that none of these  expenses  will be  incurred  by RSI as a private company.

5. REVISE THIS SECTION TO EXPLAIN WHAT HAS OCCURRED SINCE SEPTEMBER 13, 2004, WHEN THE COMPANY DISSOLVED THE SPECIAL COMMITTEE AND ENGAGED THE FINANCIAL ADVISOR TO PROVIDE A SECOND FAIRNESS OPINION.

         Response: We have added the requested disclosure at page 12 of the blackline.

CERTAIN EFFECTS OF THE OFFER, PAGE 13

6. REVISE TO DISCLOSE ALL ITEM 1013 INFORMATION WITH RESPECT TO EACH FILING PERSON. THIS SHOULD INCLUDE A DISCUSSION OF THE BENEFITS AND DETRIMENTS OF THE TRANSACTION WITH RESPECT TO THE COMPANY, ITS AFFILIATES AND UNAFFILIATED SECURITY HOLDERS AS REQUIRED BY INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A. IT SHOULD ALSO INCLUDE THE EFFECT ON THE AFFILIATES INTERESTS IN NET BOOK VALUE AND NET EARNINGS IN AMOUNTS AND PERCENTAGES AS REQUIRED BY INSTRUCTION 3 TO ITEM 1013 OF REGULATION M-A.

         Response: We have revised "Special Factors - Certain Effects of the Offer" at pages 13-16 of the blackline to add more detail about benefits and detriments of the transaction to RSI, its affiliates and unaffiliated shareholders. We have added the requested detail about net book value and net earnings for BCM in "Special Factors - Certain Effects of the Offer" (at page 14 of the blackline) and for the individual Mickel siblings in Schedule B (Security Ownership of Certain Beneficial Owners and Management).

PURCHASER'S POSITION REGARDING THE FAIRNESS OF THE OFFER, PAGE 14

7. GENERALLY, THE FACTORS OUTLINED IN INSTRUCTION 2 TO ITEM 1014 ARE CONSIDERED RELEVANT IN ASSESSING THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED IN A GOING PRIVATE TRANSACTION. TO THE EXTENT ANY OF THE LISTED FACTORS WAS NOT DEEMED RELEVANT IN THE CONTEXT OF THIS
         TRANSACTION, OR WAS GIVEN LITTLE WEIGHT, THIS IN ITSELF MAY BE AN IMPORTANT PART OF THE DECISION-MAKING PROCESS THAT SHOULD BE EXPLAINED FOR SHAREHOLDERS. SEE Q&A NO. 20 IN SEC RELEASE NO. 34-17719 (APRIL 13,
         1981). PLEASE EXPAND THE DISCLOSURE TO ADDRESS ALL OF THE FACTORS. IN PARTICULAR, IT DOES NOT APPEAR THAT THE FILING PERSONS ADDRESS GOING CONCERN VALUE, PRIOR REPURCHASES BY THE COMPANY OR FIRM OFFERS BY THIRD PARTIES.

         Response: We have revised "Purchaser's Position Regarding the Fairness of the Offer" at page 17 of the blackline to clarify that we do not consider going concern value, prior repurchases by affiliates or firm offers by third parties to be relevant.

8. REVISE TO DISCUSS WHAT CONSIDERATION, IF ANY, THE FILING PERSONS GAVE TO THE FAIRNESS OPINION PROVIDED TO THE SPECIAL COMMITTEE IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION.

         Response: We have made the requested revision at page 17 of the blackline to disclose that the filing persons did not give any consideration to the fairness opinion in reaching their conclusion that the price is fair, but that they consider it to provide some confirmation of their pre-existing conclusion.


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Securities and Exchange Commission
November 15, 2004

9. REVISE TO CLARIFY THE BASIS FOR THE FILING PERSONS' FAIRNESS DETERMINATION IN THE ABSENCE OF THE PROCEDURAL SAFEGUARDS OUTLINED IN
         ITEM 1014 OF REGULATIONS M-A. SEE Q&A NO. 21 IN EXCHANGE ACT RELEASE NO. 17719 (APRIL 13, 1981).

         Response: We have revised the Offer to Purchase (at page 17 of the blackline) to clarify that we consider the transaction to be fair despite the absence of procedural safeguards like a "majority of the minority" condition or an unaffiliated representative because, among other things, each shareholder can make an independent determination to tender or not, any shareholders who do not tender will have the ability to exercise dissenters' rights in connection with the Merger, and shareholders will be able to review the fairness opinion commissioned by RSI's board on behalf of unaffiliated shareholders.

EXCHANGE ACT REGISTRATION, PAGE 14

10.      CLARIFY  FOR US UPON  WHICH  RULE RSI WILL RELY UPON TO  TERMINATE  ITS
         SECTION 12(G) AND 15(D) EXCHANGE ACT REPORTING REQUIREMENTS. IN THIS SECTION, YOU INDICATE THAT YOU MAY TERMINATE YOUR REGISTRATION IF THERE ARE FEWER THAN 500 SHAREHOLDERS OF RECORD. RULE 13E-3 MUST BE COMPLIED WITH WHERE A TRANSACTION OR SERIES OF TRANSACTIONS LISTED IN THAT RULE CAUSES THE COMPANY TO BE DELISTED OR HAVE FEWER THAN 300 SHAREHOLDERS OF RECORD.

         Response: RSI will rely on Exchange Act Rule 12g-4(a)(1)(ii), which provides for termination of registration for issuers that have (1) securities held of record by fewer than 500 persons and (2) total assets of $10 million or less on the last day of each of the issuer's three most fiscal years. Although Rule 13e-3 specifies application to transactions that would cause a company to have fewer than 300 shareholders, we believe that it applies as well to a transaction that would cause a company that fits the Rule 12g-4(a)(1)(ii) criteria to have fewer than 500 shareholders.

RSI FINANCIAL PROJECTIONS, PAGE 15

11. DISCLOSE WHICH MEMBERS OF MANAGEMENT PREPARED THE FINANCIAL PROJECTIONS AND THE DEGREE TO WHICH MR. BUCK MICKEL WAS INVOLVED IN THE PREPARATION OF THE PROJECTIONS.

         Response: We have revised the disclosure on page 18 of the blackline to disclose that the projections were prepared by Joe F. Ogburn, the Chief Financial Officer of RSI, using parameters set by the President of RSI, Buck A. Mickel.

12. ELIMINATE THE DISCLAIMERS IN THE LAST TWO SENTENCES IN THIS SECTION. WHILE YOU MAY PROVIDE APPROPRIATE CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING INFORMATION, YOU MAY NOT DISCLAIM RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF INFORMATION CONTAINED IN YOUR DOCUMENT.

         Response: We have made the requested deletion at page 19 of the blackline.


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Securities and Exchange Commission
November 15, 2004

CONDUCT OF RSI'S BUSINESS IF THE OFFER IS NOT COMPLETED, PAGE 18

13. CLARIFY THAT RSI WILL AMEND ITS SCHEDULE 13E-3 AND COMPLY WITH THE FILING, TIMING AND DISSEMINATION REQUIREMENTS OF THAT RULE IN THE EVENT IT ENGAGES IN THE TRANSACTIONS CONTEMPLATED IN THIS SECTION ADDRESSED BY RULE 13E-3.

         Response: We have revised the disclosure at page 21 of the blackline to make the requested clarification.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES, PAGE 20

14. YOU DISCLOSE THAT BCM WILL PAY FOR SHARES VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN "AS PROMPTLY AS PRACTICABLE" AND WILL RETURN DEPOSITED SHARES THAT ARE NOT TENDERED "AS SOON AS PRACTICABLE." PLEASE REVISE THIS LANGUAGE TO COMPLY WITH RULE 14E-1(C), WHICH REQUIRES YOU TO PAY FOR OR RETURN ALL SHARES TENDERED OR DEPOSITED "PROMPTLY" AFTER THE EXPIRATION DATE.

         Response:  We have  made  the requested revision  at page 23  of    the
         blackline.

15. YOU RESERVE THE RIGHT TO DELAY ACCEPTANCE OF SHARES "IN ORDER TO COMPLY, IN WHOLE OR IN PART, WITH ANY APPLICABLE LAW." TELL US UNDER WHAT CIRCUMSTANCES YOU MIGHT RELY ON THIS LANGUAGE TO DELAY PAYMENT OF THE SHARES. WE ARE UNABLE TO LOCATE ANY DISCLOSURE IN THE DOCUMENT REGARDING REQUIRED GOVERNMENTAL APPROVALS. YOU MAY NOT ELIMINATE WITHDRAWAL RIGHTS AND RETAIN THE RIGHT TO ACCEPT SHARES FOR PAYMENT UNTIL ALL CONDITIONS, OTHER THAN REQUIRED GOVERNMENTAL APPROVALS, ARE SATISFIED OR WAIVED. PLEASE CLARIFY OR ELIMINATE THIS LANGUAGE.

         Response:  We  have  eliminated   this  language  at  page  23  of  the
         blackline.

16. WE NOTE FROM PAGE 21 THAT BCM RESERVES THE RIGHT TO ASSIGN TO ITS AFFILIATES THE RIGHT TO PURCHASE ALL OR A PORTION OF THE TENDERED SHARES. PLEASE CONFIRM TO US THAT, TO THE EXTENT YOU DO SO, YOU WILL REVISE YOUR SCHEDULE TO-T TO INCLUDE AS BIDDERS THE PERSONS OR ENTITIES TO WHOM SUCH RIGHTS ARE ASSIGNED.

         Response: We confirm to you supplementally that if there is any assignment of BCM's right to purchase tendered shares to affiliates, we will revise the Schedule TO-T to include these assignees as bidders.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER, PAGE 24

17. REVISE THIS SUBSECTION AND ITS TITLE TO CLARIFY THAT YOU DESCRIBE ALL MATERIAL FEDERAL TAX CONSEQUENCES OF THE TRANSACTION. IN THIS REGARD, YOU SHOULD ELIMINATE THE TERM "CERTAIN" FROM THE HEADING.

         Response: We have made the requested revision at pages 27-28 of the blackline.

18. PLEASE ELIMINATE THE STATEMENT IN THE SECOND AND CONCLUDING PARAGRAPHS THAT THE DISCUSSION IS INCLUDED "FOR GENERAL INFORMATION" ONLY. WE BELIEVE THIS STATEMENT MAY SUGGEST THAT SECURITY HOLDERS MAY NOT RELY

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Securities and Exchange Commission
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         ON  THE  DESCRIPTION  OF  MATERIAL  TAX  CONSEQUENCES  INCLUDED  IN THE
         OFFERING DOCUMENT.

         Response:  We  have made the requested revision  at  page 28   of   the
         blackline.

19. YOU STATE THAT STOCKHOLDERS "SHOULD CONSULT" THEIR OWN TAX ADVISORS. BECAUSE STOCKHOLDERS MAY RELY ON THE DISCLOSURE THAT APPEARS IN YOUR REGISTRATION STATEMENT, INCLUDING DISCLOSURE RELATING TO TAX CONSEQUENCES, ELIMINATE THIS LANGUAGE AS IT MAY SUGGEST OTHERWISE. WE WILL NOT OBJECT IF YOU RECOMMEND OR ENCOURAGE SUCH CONSULTATION.

         Response: We have removed any statements that stockholders "should consult" their own tax advisors and have, instead, included statements that BCM and the Mickel siblings recommend that stockholders consult their own tax advisors.

CERTAIN INFORMATION CONCERNING RSI, PAGE 26

20.      WE NOTE THAT YOU HAVE INCLUDED AUDITED SELECTED  FINANCIAL  INFORMATION
         FOR THE FISCAL YEAR ENDED AUGUST 31, 2003, AND UNAUDITED INFORMATION FOR THE MOST RECENT FISCAL YEAR. PLEASE CONSIDER YOUR OBLIGATION TO UPDATE THIS INFORMATION.

         Response: We supplementally advise the Commission that we will include audited selected financial information for the fiscal year ended August 31, 2004 in the Offer to Purchase circulated to RSI's shareholders. We anticipate completion of the audit late in the week of November 15.

21. REFER TO THE DISCLOSURE AT THE TOP OF PAGE 29. WE NOTE THAT YOU HAVE NOT ASSUMED RESPONSIBILITY FOR THE ACCURACY, COMPLETENESS OR TRUTH OF THE INFORMATION CONCERNING RSI. WHILE YOU MAY INCLUDE APPROPRIATE LANGUAGE ABOUT THE LIMITS ON THE RELIABILITY OF THE INFORMATION, YOU MAY NOT DISCLAIM RESPONSIBILITY FOR ITS ACCURACY. PLEASE REVISE.

         Response: We made the requested revision at page 22 of the blackline by deleting the disclaimer.

MERGER; DISSENTERS' RIGHTS: "GOING PRIVATE" RULES, PAGE 30

         22. REVISE TO CLARIFY YOUR INTENT TO COMPLY WITH THE DISCLOSURE, TIMING AND DISSEMINATION REQUIREMENTS OF RULE 13E-3 IN CONNECTION WITH ANY MERGER FOLLOWING THE TENDER OFFER. SEE ITEM Page 9 IN THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS.

         Response: We intend to comply with all applicable requirements of Rule 13e-3 in connection with any merger following the tender offer, either by filing an amendment to the Schedule 13E-3 in connection with the merger or by filing a Form 15 to terminate registration of RSI's securities at least 90 days prior to the merger.


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Securities and Exchange Commission
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CERTAIN CONDITIONS OF THE OFFER, PAGE 32

23. REVISE THE HEADING OF THIS SECTION TO ELIMINATE THE TERM "CERTAIN" AND REVISE THE SECTION TO DISCLOSE ALL CONDITIONS OF THE OFFER. DISCLOSE THE DEFINITION OF THE MINIMUM TENDER CONDITION IN THIS SECTION.

         Response: We have made the requested revisions at page 35 of the blackline.

24. ALL CONDITIONS OF THE OFFER, OTHER THAN REQUIRED GOVERNMENTAL APPROVALS, MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION OF THE OFFER. WE NOTE SEVERAL REFERENCES TO OCCURRENCES THAT MAY AFFECT THE MERGER. IT IS UNCLEAR HOW YOU WILL BE ABLE TO MAKE THESE DETERMINATIONS PRIOR TO THE EXPIRATION OF THE OFFER. PLEASE ADVISE. ALSO, YOU CANNOT TERMINATE THE OFFER, ELIMINATE WITHDRAWAL RIGHTS AND RETAIN THE RIGHT TO ACCEPT SHARES FOR PAYMENT UNTIL ALL CONDITIONS ARE SATISFIED OR WAIVED. PLEASE REVISE THE LAST SENTENCE OF HE PENULTIMATE PARAGRAPH OF THIS SECTION ACCORDINGLY.

         Response: We supplementally confirm to the Commission that Merger-related conditions to the offer are limited to those that occur prior to or at the point of the consummation of the tender offer. We believe that the existing disclosure provides for this (i.e., the provision in the first paragraph of "The Offer - Conditions to the Offer" on page 36 of the blackline that conditions are limited to those that, among other things, occur "at or prior to the time of payment for any such Shares"). We supplementally advise the Commission that we believe that the occurrence of Merger-related conditions to the offer (e.g., commencement of an action to prohibit the Merger, proposal of a statute that might have the effect of prohibiting the Merger, etc.) will be ascertainable prior to expiration of the tender offer. In addition, we have deleted the last sentence of the penultimate paragraph of this section.

25. A TENDER OFFER MAY BE CONDITIONED ON A VARIETY OF EVENTS AND CIRCUMSTANCES, PROVIDED THAT THEY ARE NOT WITHIN THE DIRECT OR INDIRECT CONTROL OF THE BIDDER, AND ARE DRAFTED WITH SUFFICIENT SPECIFICITY TO ALLOW FOR OBJECTIVE VERIFICATION THAT THE CONDITIONS HAVE BEEN SATISFIED. WITH THIS IN MIND, REVISE THE FOLLOWING:

         o CONDITION (A), TO PROVIDE QUALIFY THE "DIMINUTION IN THE VALUE OF THE SHARES;"

         o CONDITION (A), TO SPECIFY OR GENERALLY DESCRIBE THE "BENEFITS EXPECTED TO BE DERIVED BY BCM" OF THE OFFER TO YOU SO THAT SECURITY HOLDERS WILL HAVE THE ABILITY TO OBJECTIVELY DETERMINE WHETHER THE CONDITION HAS BEEN TRIGGERED.

         o        CONDITION (C), TO CLARIFY THE TERM "MATERIAL  ADVERSE EFFECT;"
                  AND

         o THE PENULTIMATE PARAGRAPH OF THIS SECTION, WHICH INDICATES THAT THE CONDITIONS MAY RESULT FROM "ANY ACTION OR INACTION BY BCM."

         Response: We have revised the disclosure on page 36 of the blackline to delete references to diminution in value as a condition to the offer, to delete the parenthetical relating to BCM's action or inaction, and to clarify the circumstances that would, in effect, be considered a

Securities and Exchange Commission
November 15, 2004

         "Material Adverse Effect". As part of the revision, we have concluded that the term "material Adverse Effect" is unnecessary and we have deleted it.

26. WE NOTE THAT YOU MAY DETERMINE IN YOUR "SOLE JUDGMENT" WHETHER CERTAIN OFFER CONDITIONS HAVE OCCURRED OR ARE SATISFIED. IN THE ABSENCE OF ANY OBJECTIVE CRITERIA, SUCH AS A STANDARD OF REASONABLENESS, SATISFACTION OF THE OFFER CONDITIONS IN THE SOLE DISCRETION OF THE BIDDER IS THE EQUIVALENT OF A WAIVER OF THE OFFER CONDITION. WHEN A BIDDER WAIVES A MATERIAL OFFER CONDITION, THE OFFER MUST REMAIN OPEN FOR AT LEAST FIVE BUSINESS DAYS FROM THE DATE NOTICE OF THE WAIVER IS PROVIDED TO SECURITY HOLDERS. PLEASE REVISE THE PENULTIMATE PARAGRAPH TO INCLUDE AN OBJECTIVE STANDARD FOR THE DETERMINATION OF WHETHER A CONDITION HAS BEEN SATISFIED.

         Response: We have revised the disclosure on page 37 of the blackline to provide that the determination will be in our "sole and reasonable judgment".

27. WE NOTE THAT YOU HAVE RESERVED THE RIGHT TO WAIVE ANY OF THE CONDITIONS TO THE OFFER "AT ANY TIME AND FROM TIME TO TIME." DEFINING THE CONDITIONS AS A CONTINUING RIGHT THAT MAY BE WAIVED AT ANY TIME SUGGEST THAT CONDITIONS TO THE OFFER MAY BE WAIVED AFTER EXPIRATION OF THE OFFER. PLEASE BE ADVISED THAT ALL CONDITIONS OF THE OFFER, OTHER THAN THOSE DEPENDENT UPON THE RECEIPT OF NECESSARY GOVERNMENT APPROVALS, MUST BE SATISFIED OR WAIVED BEFORE THE EXPIRATION OF THE OFFER. PLEASE REVISE THE DISCLOSURE ACCORDINGLY.

         Response: We have revised the disclosure accordingly on page 37 of the blackline.

STATE TAKEOVER LAWS, PAGE 35

28. PLEASE PROVIDE US ADDITIONAL INFORMATION ON A SUPPLEMENTAL BASIS REGARDING YOUR BELIEF THAT YOU QUALIFY FOR THE EXCEPTION TO THE NORTH CAROLINA SHAREHOLDER PROTECTION ACT.

         Response: The North Carolina Shareholder Protection Act is an anti-takeover statute. It provides that a business combination involving a corporation which has a class of securities registered under Section 12 of the Exchange Act and any entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation's voting shares requires the approval of the holders of 95% of the outstanding voting shares. ss.55-9-02 of the North Carolina Business Corporation Act ("NCBCA"). Under the statue, an "entity" includes any "person", any other person with which the first "person" is part of a group, any "affiliate" or "associate", and any of their successors and assigns. The primary exception to this vote requirement is the satisfaction of a detailed price-related condition (ss.55-9-03 of the NCBCA). In short, the statute requires either a particular price, as determined by the statutory formula, or approval by holders of 95% of the target corporation's voting stock.

         The NCBCA provides that these voting and price restrictions are not applicable to, among other things, "any corporation that shall be made the subject of a business combination by an other entity if: (i) the corporation was not a public corporation (as defined in G.S. 55-1-40(18a)) at the time such other entity acquired in excess of ten percent (10%) of the voting shares." ss.55-9-05 of the NCBCA.

Securities and Exchange Commission
November 15, 2004

         Accordingly, if the Mickel siblings (as owners of BCM), together with their affiliates, associates, and predecessors in interest, owned in excess of 10% of RSI's voting shares when RSI was not a public corporation, this exemption applies.

         Prior  to its  being a  public  corporation,  RSI  (then  named  Porter
         Brothers, Inc.) was wholly owned by a corporate parent, RSI Corporation. RSI became public through a spin-off from this parent in 1989. Immediately prior to the spin-off, the Mickel siblings beneficially owned at least 2,143,818 shares in RSI Corporation 876,714 directly and 1,243,818 indirectly, primarily through two companies, Micco Corporation and Center, Inc., and 19,934 owned by a Mickel sibling's minor children). These shares represented approximately 28% of the stock of RSI Corporation and, upon the spin-off, represented approximately 28% of the stock of Porter Brothers, Inc., which was renamed RSI Holdings, Inc. in the spin-off. In addition, the Mickel siblings' parents, Buck Mickel and Minor Mickel, were two of the six directors of RSI Corporation prior to the spin-off.

         In sum, the Mickel siblings, together with their affiliates, associates, and predecessors in interest, beneficially owned at least 28% of the company that owned 100% of RSI before it became public. In addition, Mickel family members formed 33% of the board of directors of the parent, which had the power to control the voting and disposition of the stock of Porter Brothers, Inc. The most reasonable interpretation of ss.55-9-05 of the North Carolina Shareholder Protection Act is that the "entity" making the tender offer had "acquired" over 10% of the voting shares of RSI prior to its becoming public and that, consequently, the exemption of ss.55-9-05(i) applies. However, application of that exemption - that the target company not have been a public corporation at the time the entity proposing a combination acquired in excess of 10% of the voting shares - to the RSI situation (or any spin-off situation, where pre-public company ownership by individuals is necessarily indirect) is not entirely clear, because the statute has not been judicially interpreted.

FEES AND EXPENSES, PAGE 36

29. CLARIFY THE EXPENSES TO BE PAID BY RSI. FOR EXAMPLE, WHAT COSTS ACCOUNT FOR THE $18,000 IN "INFORMATION AGENT, PRINTING AND MAILING COSTS"? DOES THIS INCLUDE FEES PAYABLE TO GEORGESON SHAREHOLDER COMMUNICATIONS?

30. DISCLOSE THE FEE PAYABLE TO GEORGESON AS REQUIRED BY ITEM 1009 OF REGULATION M-A.

         Response: The $18,000 represents a fee payable of $10,000 to Georgeson as well as $8,000 in anticipated printing and solicitation costs, and we have revised the disclosure to clarify this at page 39 of the blackline. We have further revised the disclosure to clarify that the only expenses to be paid by RSI are a $17,000 fee for the fairness opinion engaged by RSI's board of directors on behalf of the unaffiliated shareholders and a $755 expense in connection with issuing a press release to announce the proposed going private transaction (then structured as a merger) on August 17, 2004.

SCHEDULE B - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

31. REVISE THE TABLE TO INCLUDE ALL SHARES BENEFICIALLY OWNED BY EACH PERSON NAMED IN THE TABLE.

         Response: We supplementally advise the Commission that we believe that the table includes all shares beneficially owned by each person.

Securities and Exchange Commission
November 15, 2004

We have attached to this letter a statement from BCM as requested. If you have any questions or comments, please call the undersigned at (864) 834-3994. Thanks very much.

Very truly yours,


/s/ Lawson M. Vicario
Lawson M. Vicario
(864) 242-8203
lvicario@wyche.com

cc:      Buck A. Mickel (by fax, w/out encl)
         Eric Amstutz (w/out encl.)

Enclosures

                     ACKNOWLEDGMENT BY BCM ACQUISITION CORP.

         In connection with the Schedule TO/13E-3 of BCM Acquisition Corp. filed October 13, 2004 and as it may be amended in subsequent filings (collectively, the "Filings"), and in response to the letter with respect to that initial filing from the Securities and Exchange Commission (the "Commission") dated October 29, 2004, BCM Acquisition Corp., on behalf of each of the filing persons for the initial filing, acknowledges that:

         o The filing persons are responsible for the adequacy and accuracy of the disclosure in the Filings;

         o Commission staff comments or changes to disclosure in response to Commission staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

         o The filing persons may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  November 15, 2004

                                BCM ACQUISITION CORP.


                                By: /s/ Buck A. Mickel
                                    --------------------------------------------
                                    Buck A. Mickel, President